Janus Adviser Series

                       Supplement Dated October 17, 2002
                     to Prospectus Dated September 30, 2002
                       as Supplemented September 30, 2002

On October 17, 2002, Janus Adviser Series (the "Trust") filed an amendment to its registration statement. It is anticipated that the amendment will be effective on December 31, 2002 and, in that event, the following changes will be implemented:

1. Janus Adviser Global Value Fund will change its name to "Janus Adviser International Value Fund."

2. Under normal circumstances, Janus Adviser International Value Fund will invest at least 80% of its net assets in securities of issuers from at least five different countries excluding the United States. Although the Fund intends to invest substantially all of its assets in issuers located outside the United States, it may invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries or even a single country.

3. Janus Adviser Flexible Income Fund will invest at least 65% of its assets in investment grade debt securities and will maintain a dollar-weighted average portfolio maturity of five to ten years.

4. Janus Adviser Flexible Income Fund will limit its investment in high-yield/high-risk bonds to less than 35% of its net assets.

Potential investors in Janus Adviser International Value Fund and Janus Adviser Flexible Income Fund should consider this information in making a long-term investment decision.